FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

April 7, 2025.

Item 3 News Release

The press release attached as Schedule "A" was released on April 7, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

April 7, 2025.

Schedule "A"

HIVE Digital Technologies Announces

Energization and Commencement of

Operations at Yguazú Site and March 2025

Production Results

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated October 3, 2024 to its short form base shelf prospectus dated
September 11, 2024.

San Antonio, Texas--(Newsfile Corp. - April 7, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable digital infrastructure, is pleased to announce its unaudited production results for March 2025 and to share a key milestone: the commencement of mining operations at its hydro-powered 200 megawatt (MW) site in Yguazú, Paraguay (all amounts in US dollars, unless otherwise indicated).

Key Highlights for March 2025

  Bitcoin Production: HIVE mined 108 Bitcoin during the month, increasing its HODL balance to 2,201 BTC as of March 31, 2025, valued at approximately $180 million based on a BTC price of $82,000.

  Strategic Capital Deployment: Year-over-year BTC holdings temporarily decreased by 4% as the Company prudently reinvested Bitcoin proceeds into long-term capital assets, including its new green-powered infrastructure in Paraguay.

  Mining Efficiency: HIVE operated at an average hashrate of 6.3 Exahash per second (EH/s), with a fleet efficiency of 20.7 joules per terahash. The Company achieved peak BTC-only hashrate of 6.2 EH/s and a BTC-equivalent hashrate of 6.4 EH/s.

  Daily Production Rate: HIVE produced an average of 3.5 BTC per day, or 17.6 BTC per Exahash.

Operations Commence in Paraguay

HIVE has officially energized Phase 1 of its 200 MW site in Yguazú, Paraguay, and is now mining Bitcoin at an initial production rate of 100 Petahash. The site is expected to scale steadily in the weeks ahead, with additional mining capacity set to be deployed in phases over the coming months.

Photograph: Installed ASICs at Phase 1 of HIVE's Yguazú site

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/247535_a79a9db1449c096a_001full.jpg

Luke Rossy, Chief Operating Officer of HIVE, commented: "We've successfully completed all infrastructure commissioning and testing for Phase 1 at our Yguazú site, including the substation and data center that will host incoming ASICs. We're energizing our first 100 MW now, with Phase 2's remaining 100 MW expected to follow shortly. I'm proud of our local operations team in Paraguay, whose efforts have been critical to meeting our ambitious schedule."

Photograph: Aerial daytime view of Phase 1 of HIVE's Yguazú site

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/247535_a79a9db1449c096a_002full.jpg

Photograph: Aerial nighttime view of Phase 1 of HIVE's Yguazú site

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/5335/247535_a79a9db1449c096a_003full.jpg

Mr. Rossy also noted progress at HIVE's Valenzuela site: "More than 65% of the infrastructure needed to host over 20,000 miners is already in place. We've completed the civil works for the site's substation exit bay and remain on track with equipment deliveries and installation timelines."

Path to 4x Growth

HIVE has established a robust pipeline of next-generation mining equipment and is fully funded to support its expansion in Paraguay. With a disciplined capital strategy and efficient infrastructure, the Company is poised to increase its global mining capacity from approximately 6 EH/s to 25 EH/s by the end of calendar 2025.

Executive Commentary

Frank Holmes, Co-Founder and Executive Chairman of HIVE, stated: "The successful energization of our hydro-powered Yguazú facility marks a pivotal milestone in HIVE's expansion. We are now mining with our first machines online and producing at 100 Petahash, with additional capacity coming online each week. This steady, scalable growth reflects the strength of our capital base and our disciplined approach to infrastructure investment. Over the next eight months, we aim to quadruple our production as we bring our fully funded pipeline of projects to life. I'm incredibly proud of our global team's focus and execution as we continue to build a sustainable and high-performing digital infrastructure company."

Aydin Kilic, President and CEO of HIVE, added: "We continue to execute our growth plan at an accelerated pace. Our global team has worked tirelessly to ensure our expansion in Paraguay progresses efficiently and sustainably. With all major systems in place and ASIC deployments now underway, we are on track to become one of the world's leading green-powered Bitcoin miners, delivering consistent value through innovation and energy efficiency."

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. is a pioneering technology company advancing sustainable blockchain and AI infrastructure powered by green energy. As the first cryptocurrency miner to go public on the TSX Venture Exchange in 2017, HIVE has grown into a global leader in digital asset mining and AI computing. With operations in Canada, Sweden, and Paraguay, HIVE continues to innovate while reducing its environmental footprint.

For more information, visit hivedigitaltech.com, or connect with us on:

X: https://x.com/HIVEDigitalTech

YouTube: https://www.youtube.com/@HIVEDigitalTech

Instagram: https://www.instagram.com/hivedigitaltechnologies/

LinkedIn: https://linkedin.com/company/hiveblockchain

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: the acquisition of the new site in Paraguay and its potential, the timing of it becoming operational; business goals and objectives of the Company; the results of operations for March 2025; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; the receipt of government consents; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to: the inability to enter into a binding agreement and complete the acquisition of the Paraguay site on the terms as announced or at all; the inability to complete the construction of the Paraguay acquisition on an economic and timely basis and achieve the desired operational performance; the ongoing support and cooperation of local authorities and the Government of Paraguay; the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's ATM Program and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of pandemics on the business of the Company, including but not limited to the effects of pandemics on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/247535